

SO
3-11-02

19 3/6

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
354

SEC FILE NUMBER
8-49418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2001__________ AND ENDING _December 31, 2001.____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
32 Old Slip
(No. and Street)

New York, New York **10286**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Edward Patmos **212-804-4875**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue **New York** **NY** **10019**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Edward Patmos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

BNY Trading LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

A. Edward Patmos
Signature

Chief Financial Officer
Title

Joan M Hassler
JOAN M. HASSLER
Notary Public, State of New York
Registration No. 01HA5026248
Qualified in Richmond County
Commission Expires April 11, 2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Trading LLC
(A wholly-owned subsidiary of The Bank of New York)

December 31, 2001
with Report of Independent Auditors

BNY Trading LLC

(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Managers and Member
of BNY Trading LLC

We have audited the accompanying statement of financial condition of BNY Trading LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Trading LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2002

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2001

Assets	
Cash on deposit with Parent	$ 7,078
Securities purchased under resale agreements with Parent	4,400,481
Options purchased	22,400,173
Due from broker	3,360,690
Total assets	$30,168,422

Liabilities and member's equity	
Liabilities:	
Options sold	$22,400,173
Due to Parent	3,404,796
Other liabilities	59,551
Total liabilities	25,864,520
Member's equity	4,303,902
Total liabilities and member's equity	$30,168,422

See accompanying notes.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

BNY Trading LLC (the "Company"), a New York limited liability company, is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was created on June 7, 1996 for the purpose of trading foreign currency options on the Philadelphia Stock Exchange (the "Exchange").

The Company enters into foreign currency options with the Parent. Each transaction is matched with an offsetting trade with the Exchange. The Parent is the sole member of the Company and the Parent shall not have any liability for any debts, obligations, or liabilities of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a registered broker-dealer in Pennsylvania as approved by the Pennsylvania Securities Commission and is a member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies

Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days to be cash and cash equivalents.

Securities Transactions

Options purchased and sold are recorded on a trade date basis and are valued at fair value. Fair value is based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the option contracts. At December 31, 2001, the fair value of the Company's assets and liabilities were not materially different from their respective book value.

2. Summary of Significant Accounting Policies (continued)

Resale Agreements

Securities purchased under agreements to resell generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions and may include the Parent. The company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate.

3. Due From Broker

Due From Broker consists of cash on deposit with the clearing broker. The amount due to or from the broker fluctuates daily with the market value of the foreign currency options in the account. The Company conducts business with brokers and dealers that are members of the major securities exchanges and monitors the credit standing of such brokers.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

On January 1, 2001, the Company recorded a liability for income tax payable in the amount of $224,141 as a prior period adjustment to Retained Earnings. These amounts were paid by the Parent on behalf of the Company.

5. Related Party Transactions

Options transactions are executed with the Parent and matched with an offsetting trade with the Exchange. As a result, unamortized premiums are recorded on Parent's statement of financial condition.

At December 31, 2001, intercompany balances included cash on deposit with the Parent of $7,078, securities purchased under agreements to resell totaling $4,400,481 with the Parent, and Due to Parent of $3,404,796. This balance primarily includes loans from the Parent to meet broker margin requirements and taxes paid by the Parent on behalf of the Company.

6. Financial Instruments With Off-Balance Sheet Risk

The Company enters into exchange traded foreign exchange options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

6. Financial Instruments With Off-Balance Sheet Risk (continued)

As of December 31, 2001, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

Options:	
Purchased	$ 901,694,959
Sold	$ 901,694,959

The fair values of derivative financial instruments held or issued for trading purposes as of December 31, 2001, and the average monthly fair value of the instruments for the year ended December 31, 2001, are as follows:

	Fair Value	
	As of December 31, 2001	**Average for the Year Ended December 31, 2001**
Foreign Exchange contracts:		
Options purchased	$22,400,173	$27,016,274
Options sold	$22,400,173	$27,016,274

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule.

The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain a minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition (continued)

December 31, 2001

7. Regulatory Requirements (continued)

At December 31, 2001, the Company had net capital of $3,317,224, which was $3,067,224 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.